August 9, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Powerbridge Technologies Co., Ltd.

Registration Statement on Form F-1 (File No. 333-259908)

Request for Withdrawal

Dear Sirs:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Powerbridge Technologies Co., Ltd. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-259908), together with all exhibits thereto (the “Registration Statement”). The Company has determined not to proceed at this time with the offering and sale of the securities proposed to be covered by the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company requests that the Commission consent to this request on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Sincerely,

Powerbridge Technologies Co., Ltd.

/s/ Stewart Lor
Name: Stewart Lor
Title: Chairman and Chief Executive Officer